FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 7, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press Release

MTS Announces Final Results of VTO for Comstar Shares

October 7, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announced the final results of its Voluntary Tender Offer (“VTO”) to COMSTAR — United TeleSystems JSC (“Comstar” — LSE: CMST) shareholders, for which the tender period closed on September 21, 2010.

MTS has acquired 37,614,087 ordinary Comstar shares, or approximately 9.0% of Comstar’s issued share capital, for a total cost of RUB 8.28 billion (approximately $271.89 million(1)), excluding fees and expenses relating to the VTO(2). The transaction was financed through MTS’ available cash reserves. This brings MTS’ total ownership stake in Comstar to 70.97% of Comstar’s issued share capital (or 73.33% excluding treasury shares).

As announced on June 25, 2010, MTS set out to purchase up to 9.0% of Comstar’s issued share capital through the VTO. Due to oversubscription of 3.3289 times, MTS accepted shares from tendering Comstar shareholders on a pro rata basis in accordance with Russian joint stock company law.

Payment for the shares to be purchased in the VTO will be made within 15 days from the moment the shares are credited to MTS’ personal account with the Registrar. GDRs that were tendered but not purchased will be released to GDR holders upon expiry of the blocking period as communicated by Deutsche Bank Trust Company Americas (“DBTCA”), the depositary bank for Comstar’s GDR facility. GDR holders should contact DBTCA for further information or questions regarding the VTO.

Goldman Sachs International is acting as financial advisor to MTS and Latham & Watkins LLP is acting as legal advisor to MTS on this transaction.

Documentation regarding MTS’ VTO to acquire Comstar shares is available at http://www.mtsgsm.com/merger.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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This press release is for informational purposes and shall not constitute an offer to purchase or a solicitation of an offer to purchase with respect to any securities.

The final terms of the VTO are contained in the offer document delivered to Comstar, and which has been provided to Comstar shareholders. Investors and shareholders in Comstar are strongly advised to read the offer document and related materials, as these contain important information. In considering the VTO, Comstar security holders should rely only on the information contained in the offer document.

(1)   According to the Russian Central Bank exchange rate of 30.4360 RUB/USD as of October 6, 2010. U.S. dollar amounts provided for reference.

(2)   The amount ultimately acquired was slightly less than the amount accepted due to non-delivery by certain Comstar shareholders who submitted tender applications.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Such statements may include, but are not limited to, statements about the benefits of the VTO, expected future earnings, revenues, cost savings, operations, business trends and other such statements that are not historical facts, which are or may be based on MTS’ plans, estimates and projections. These forward-looking statements involve risks and uncertainties, many of which are beyond the control of MTS, that could cause MTS’ actual results to differ materially from those indicated in any such forward-looking statements.  Such statements can be identified, in particular, by terms such as “will”, “expects”, “believes”, “is of the opinion”, “attempts”, “estimates”, “intends”, “assumes”, “plans” and “endeavors” and similar expressions as they relate to MTS. Such statements are an expression of MTS’ intentions, views or current expectations with regard to potential future events. They are subject to numerous risks and uncertainties which as a rule are not within MTS’ sphere of control. Certain factors that could affect MTS’ intentions, views or current expectations with regard to potential future events are discussed more fully in MTS’ filings with the U.S. Securities and Exchange Commission, including but not limited to MTS’ Annual Report on Form 20-F for 2009. It should be noted that the forward-looking statements contained herein may prove to be incorrect and future events and developments may differ materially from the forward-looking statements. MTS undertakes no obligation to publicly update or revise any forward looking statements whether as a result of new information, future events or otherwise, except as is required by law.

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 104.2 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: October 7, 2010